UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SOUFUN HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Douglas Markel

Simpson Thacher & Bartlett LLP

3919 China World Tower

No. 1 Jianguomenwai Avenue

Beijing 100004, China

+86(10)-5965-2989

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share.  No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-A Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 3,735,149

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,735,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,735,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)         Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 3,735,149

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,735,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,735,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%(2)

14.	Type of Reporting Person (See Instructions) PN

(2)   Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-B Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,033,590

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,033,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%(3)

14.	Type of Reporting Person (See Instructions) PN

(3)   Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-1 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,033,590

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,033,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%(4)

14.	Type of Reporting Person (See Instructions) PN

(4)   Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-B L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,033,590

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,033,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%(5)

14.	Type of Reporting Person (See Instructions) PN

(5)   Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI-1 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,033,590

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,033,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%(6)

14.	Type of Reporting Person (See Instructions) PN

(6)   Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-A GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 10,768,739

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,768,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,768,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%(7)

14.	Type of Reporting Person (See Instructions) OO

(7)   Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 6-A Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 4,135,785

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,135,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,135,785

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%(8)

14.	Type of Reporting Person (See Instructions) PN

(8)   Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 6-A GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 4,135,785

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,135,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,135,785

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%(9)

14.	Type of Reporting Person (See Instructions) OO

(9)   Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 4,135,785

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,135,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,135,785

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%(10)

14.	Type of Reporting Person (See Instructions) PN

(10) Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI GP L.P. Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 11,169,375

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,169,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,169,375

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%(11)

14.	Type of Reporting Person (See Instructions) OO

(11) Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI GP Co. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 11,169,375

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,169,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,169,375

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%(12)

14.	Type of Reporting Person (See Instructions) OO

(12) Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII GP L.P. Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 10,768,739

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,768,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,768,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%(13)

14.	Type of Reporting Person (See Instructions) OO

(13) Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII GP Co. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 10,768,739

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,768,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,768,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%(14)

14.	Type of Reporting Person (See Instructions) OO

(14) Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Partners Europe Managers Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 14,904,524

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,904,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,904,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.1%(15)

14.	Type of Reporting Person (See Instructions) OO

(15) Based on 55,038,696 Class A ordinary shares outstanding as of November 1, 2012, as provided by the issuer.

This Amendment No. 2 (this “Amendment No. 2”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on October 1, 2010, as amended on September 19, 2012 (the “Schedule 13D”) relating to the Class A ordinary shares, HK$1.00 par value per share of SouFun Holdings Limited (the “Issuer”), a Cayman Islands exempted company with limited liability.  The Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “SFUN.”

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

The first sentence of the second paragraph of Item 2 is hereby amended and restated as follows:

Each of Apax 7-A, Apax 7-B and Apax 6-A is a Guernsey limited partnership and as of the date hereof, owns 3,735,149, 7,033,590 and 4,135,785 Class A Ordinary Shares, respectively.

The last two paragraphs of Item 2 are hereby amended and restated as follows:

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of November 29, 2012 is set forth on Schedule A.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (including those listed in Schedule A) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) is hereby amended and restated as follows:

(a) and (b)

The information set forth in the cover pages of this Amendment No. 2 is incorporated herein by reference.

All ownership percentages set forth in this Item 5 are based on 55,038,696 Class A Ordinary Shares outstanding as of November 1, 2012 as provided by the Issuer.

Apax 7-A may be deemed to beneficially own 3,735,149 Class A Ordinary Shares, which amount constitutes 6.8% of the outstanding Class A Ordinary Shares.  Apax Europe VII-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Apax 7-B may be deemed to beneficially own 7,033,590 Class A Ordinary Shares, which amount constitutes 12.8% of the outstanding Class A Ordinary Shares.  Each of Apax Europe VII-1, L.P., Apax Europe VII-B, L.P. and Apax Europe VI-1, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Hunt 7-A GP Limited, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 10,768,739 Class A Ordinary Shares with Apax 7-A and Apax 7-B, which amount constitutes 19.6% of the outstanding Class A Ordinary Shares.

Apax 6-A may be deemed to beneficially own 4,135,785 Class A Ordinary Shares, which amount constitutes 7.5% of the outstanding Class A Ordinary Shares.  Each of Hunt 6-A GP Limited and Apax Europe VI-

1

A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Each of the Apax Europe VII Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 10,768,739 Class A Ordinary Shares with the Apax Europe VII Funds, which amount constitutes 19.6% of the outstanding Class A Ordinary Shares.

Each of the Apax Europe VI Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,169,375 Class A Ordinary Shares with the Apax Europe VI Funds, which amount constitutes 20.3% of the outstanding Class A Ordinary Shares.

Apax Partners Europe Managers Ltd, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 14,904,524 Class A Ordinary Shares with each of the Apax Europe VI Funds and the Apax Europe VI Funds, which amount constitutes 27.1% of the outstanding Class A Ordinary Shares.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Apax 7-A, Apax 7-B or Apax 6-A that it is the beneficial owner of any of the Class A Ordinary Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5(c) is hereby amended and restated as follows:

(c)   Except as otherwise set forth herein, to the knowledge of the Reporting Persons, no transactions in the Class A Ordinary Shares have been effected during the past 60 days by any of the Reporting Persons or any of the individuals named in response to Item 2 hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Call Option Agreement under Item 6 is hereby amended and supplemented by adding the following at the end thereof:

On November 20, 2012, pursuant to the terms of the Call Option Agreement, the Optionee exercised its option to purchase 987,656 Class A Ordinary Shares from the Investors.  On November 21, 2012, the Investors notified the Optionee that each Investor would exercise its conversion right pursuant to Section 2.4 of the Call Option Agreement to settle the transaction by cashless exercise, thereby reducing the number of Class A Ordinary Shares subject to the call option to 349,080 in the aggregate.  On November 27, 2012, pursuant to the terms of the Call Option Agreement, Apax 7-A, Apax 7-B and Apax 6-A transferred 87,481, 164,734 and 96,865,  Class A Ordinary Shares, respectively, to the Optionee.  Immediately after the transfer of these Class A Ordinary Shares, Apax 7-A, Apax 7-B and Apax 6-A held 3,735,149, 7,033,590 and 4,135,785 Class A Ordinary Shares, respectively.  The transfer of the 349,080 Class A Ordinary Shares from the Investors to the Optionee was completed on November 27, 2012.

2

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 29, 2012

HUNT 7-A GUERNSEY L.P. INC

By: Hunt 7-A GP Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

HUNT 7-B GUERNSEY L.P. INC

By: Hunt 7-A GP Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

HUNT 7-A GP LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

HUNT 6-A GUERNSEY L.P. INC

By: Hunt 6-A GP Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

HUNT 6-A GP LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-A, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-1, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-A, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-B, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-1, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX EUROPE VI GP L.P. INC.

By: Apax Europe VI GP Co. Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX EUROPE VII GP L.P. INC.

By: Apax Europe VII GP Co. Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX PARTNERS EUROPE MANAGERS LTD

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Director

By:	/s/ Andrew Sillitoe
Name:	Andrew Sillitoe
Title:	Authorized Signatory

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Jeremy Arnold (Jersey citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Denise Fallaize (Guernsey citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Andrew Guille (Guernsey citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

David Staples (Guernsey Citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Stephen Hare (British citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited 33 Jermyn Street, London SWIY 6DN

Martin Halusa (Austrian citizen)	Director of Apax Partners Europe Managers Ltd 33 Jermyn Street, London SWIY 6DN

Nico Hansen (German citizen)	Director of Apax Partners Europe Managers Ltd 33 Jermyn Street, London SWIY 6DN

Ian Jones (British citizen)	Director of Apax Partners Europe Managers Ltd 33 Jermyn Street, London SWIY 6DN

Michael Philips (Canadian citizen)	Director of Apax Partners Europe Managers Ltd Possartstraße 11, Kopernikusstraße, 81679 München (Bogenhausen)